

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 9, 2016

Via E-Mail
Mr. Richard E. Herrington
President and Chief Executive Officer
Franklin Financial Network, Inc.
722 Columbia Avenue
Franklin, TN 37064

> **Re:** **Franklin Financial Network, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 12, 2016**
> **File No. 333-209527**

Dear Mr. Herrington:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Civic Unaudited Prospective Financial Information, page 26

Financial Projections of FFN, page 28

1.   We note disclosure at the end of the third paragraph on page 27 stating that financial projections have not been included "to influence your decision whether or not to vote for the merger agreement, but, rather, [are] being provided solely because [they were] made available to Civic's financial advisor…" We note similar disclosure at the end of the second paragraph of your "Financial Projections of FFN" disclosure on page 28. Please remove or revise these disclaimers so they do not constitute an undue limitation on reliance.

Material United States Federal Income Tax Consequences of the Merger, page 47

2.   You state that disclosure relating to the material U.S. federal income tax consequences of the merger represent the opinion of Baker Donelson, opining that the merger "will constitute a reorganization under Section 368(a) of the Code." We also note that on page 50 you have included disclosure of tax consequences "if the merger does not qualify as a reorganization." Inclusion of this disclosure suggests that the tax consequences of the transaction are uncertain, contrary to the opinion of counsel filed as Exhibit 8.1. Please revise your disclosure to remove any uncertainties regarding the material federal tax consequences of the merger.

Exhibit 8.1

3.   Please have counsel revise its tax opinion to remove:

- the assumption that the merger will be consummated in accordance with Tennessee law in the first sentence in the third paragraph on page 1; and

- the limitation on reliance in the first sentence in the last paragraph on page 2.

Please refer to Staff Legal Bulletin No. 19 (CF) for guidance.

Exhibits

4.   Please file as exhibits to the registration statement the following documents:

- the lock-up agreements to be entered into with the directors, as discussed on pages 6 and 42; and

- the employment agreements with Ms. Meyerrose, and Messrs. Howell and Bobo, which will be assumed in connection with the merger (refer to disclosure on pages 37-38).

Alternatively, please tell us why you are not required to file these documents as exhibits. Refer to Item 601(b)(10) of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan E. Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3369 if you have any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Lori Metrock, Esquire